Exhibit 99.1
     On September 4, 2009, Standard & Poor's Ratings Services lowered Eksportfinans ASA's Long-term Counterparty Credit Rating to 'AA' from 'AA+'. The ratings were removed from CreditWatch and the outlook is stable.
     A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.